Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Unmanned Systems Operations Group, Inc.
4655 Executive Dr Ste 700
San Diego, CA 92121
https://usog.us/

Up to $1,069,992.00 in Common Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Unmanned Systems Operations Group, Inc.
Address: 4655 Executive Dr Ste 700, San Diego, CA 92121
State of Incorporation: DE
Date Incorporated: July 19, 2019

Terms:

Equity

Offering Minimum: $9,999.00 | 3,333 shares of Common Stock
Offering Maximum: $1,069,992.00 | 356,664 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $249.00

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>**Company Perks***</u>

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hrs and receive 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive a 5% bonus shares.

Amount-Based:

25K+

● 5% Bonus Shares

● USOG's Guest at Commercial UAV Expo (CUAV) Live Demo

● Conference Exhibit Hall Ticket + USOG Team Meet & Greet

50K+

● 5% Bonus Shares

● USOG's Guest at Commercial UAV Expo (CUAV) Live Demo

● Conference Exhibit Hall Ticket + USOG Team Meet & Greet

● Invitation to live field demo with USOG Team. (may include early prototypes & emerging technologies sneak peek)

100K+

● 10% Bonus Shares

● Guest CUAV Live Demo +

● Conference Exhibit Hall Ticket

● Invitation to live field demo which may include early prototypes (emerging tech) ● Eligible for a position on USOG Board of Advisors (Board Approval Required subject to board seat availability - 7 seats available)

**All perks occur when the offering is completed.*

<u>**StartEngine OWNer's Bonus**</u>

The 10% StartEngine Owners' Bonus

USOG will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00/ share, you will receive and own 110 shares of Common Stock for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus

The Company and its Business

Company Overview

USOG, Inc is a minority-owned Service Disabled Veteran Owned Small Business (SDVOSB) developing disruptive technologies revolutionizing the drone delivery industry. Unmanned Systems Operations Group, incorporated (USOG, Inc) was initially organized as Unmanned Systems Operations Group, a California limited liability company on January 17, 2019 and converted to a Delaware C - Corporation on July 19 2019.

USOG has developed the patent-pending 10K Cargo Delivery System™(CDS), 10K Smart Tether System™ (STS), ARC Cargo System™, and portable launch/landing station whichenable customers and partners to deliver multiple packages to more than one location in a single flight. In addition, the 10K CDS, STS, and ARC are proprietary hardware systems that are heavy-lift capable and drone platform agnostic, providing clean, sustainable energy solutions that significantly reduce costs per delivery. This capability allows the end-user to choose the most cost-effective drone option for their use case, resulting in lower costs and maximum ROI. All intellecutual property is owned and held by USOG, Inc.

Sources:

1. Drone Delivery Service Market 2027 (https://manometcurrent.com/drone-delivery-service-market-2027-magnificent-possibilities-growth-with-detailed-industry-study-detailed-analysis-business-outlook-and-forecast-to-2019-2027)

2. FAA Aerospace Forecast FY 2021-2041 (https://www.faa.gov/data_research/aviation/aerospace_forecasts/media/unmanned_aircraft_systems.pdf

3. Drone Delivery Service Market: Application Dynamics (www.emergenresearch.com)

Competitors and Industry

USOG's Unique Selling Proposition: We convert any commercially available drone into a 'cargo carrier' capable of lifting up to 20lbs (9kg) of cargo. Our patent-pending modular hardware carries multiple cargo to different locations during the same flight. Our solutions increase Unmanned Aerial Systems (UAS) efficiency and effectiveness while significantly reducing time, costs, and carbon footprints, resulting in a safer and more positive customer experience.

1. Zipline, Matternet, and Google Wings currently carry single packages/boxes with limited weight capacity (<5.5lbs/2.5kg) and have no multi-package capabilities or multi-cargo patents to date. The package delivery 'customer experience' ranges from a parachute drop (Zipline) to landing/loading packages on the ground (Matternet), to Google Wings attachment of a box via a thin wire/hook attached to a winch under the drone.

2. Wingcopter has a multi-package winch system limited to 10 lbs. (4.5kg). The price point of this system starts at $108,000 per eVTOL, with significant infrastructure costs (e.g., remote pilot software, control center)

3. A2Z has a tethered/winch cargo capability but does not interface with a drone kiosk and delivers its cargo on the ground. The A2Z RDSX system does not have the USOG Smart Winch System ™ capabilities (e.g., automated release, real-time data feedback, variable winch speed, active bi-directional communications, or 328ft (100m) reel capacity)

Industry & Competitors

Executive Summary: The global drone delivery industry is currently estimated to grow from USD $520.0 Million in 2019, to USD 9.51 Billion by 2027 (CAGR of 44.2%). USOG's end-to-end drone delivery solution will have the capability to service all sectors of the drone delivery market (food, retail, postal, and medical). USOG's proprietary patents positions our technology squarely in these sectors, and creates a high barrier of entry for competitors. USOG's ability to load and deliver multiple packages (autonomously or manually), to separate locations by either our Smart Tether System TM (winch system) of by our Universal Pallet System TM (land and drop' cargo system) provides the industry with a 'turn key' adaptable logistics solution.

Total Addressable Market (TAM) Assumptions

1. 1M+ drones will enter the U.S market from 2021-2025: 4M+ total (FAA 2021, page 46)

2. 10% of the drones would be capable/used for commercial package delivery: 100,000 per/yr = 400,000 total. (FAA 2021, page 47)

1. NOTE: FAA reports that 488,000 commercial drones were registered in 2020 growing at a rate of 8,500 new commercial drone registrations per month (FAA 2021, pages 48-49)

3. 30% of the TAM (400,000 drones) would employ a USOG Drone Delivery Technology- USOG currently offers five cargo delivery hardware products.

1. NOTE: For proprietary purposes, product data is provided to qualified customers upon request. Demonstration videos are available at: www.usog.us

Source: FAA Aerospace Forecast FY 2021-2041 (https://www.faa.gov/data_research/aviation/aerospace_forecasts/media/unmanned_aircraft_systems.pdf

Serviceable Addressable Market (SAM) Assumptions

1. USOG's technology was engineered to interface with multiple drone platforms (Quad or VTOL), which expands our ability to service a broad swath of the drone delivery market.

2. Assuming 120,000 drones are outfitted with USOG hardware and software technology sales forecasts could reach USD $1.02+ Billion in sales.

Market Data

1. The Global Drone Delivery Service Market was valued at USD $520.0 Million in 2019 and is forecasted to reach USD 9.51 Billion by 2027 at a CAGR of 44.2%. The demand to deliver goods faster has boosted the growth in demand for drone logistics. This, in turn has affected the market positively on a global scale. The customer experience of drone delivery is likely to enhance the instant gratification of consumers thereby providing a competitive edge for businesses.

Source: www.emergenresource.com

2. North America has been the most dominant market for Drone Delivery Service in 2019 in terms of revenue, which is followed by Asia Pacific. The $9.51B Market (2017-2027) is focuses on the following sectors, which USOG is positioned to service through proprietary hardware and software technology:

a. Food Delivery (USOG Food Delivery System)

b. Retail Goods Delivery (USOG Universal Pallet System)

c. Postal Delivery (USOG Multi Package Delivery System)

d. Medical Aids Delivery (USOG Biomedical Universal Pallet System)

Source: https://manometcurrent.com/drone-delivery-service-market-2027-magnificent-possibilities-growth-with-detailed-industry-study-detailed-analysis-business-outlook-and-forecast-to-2019-2027

3. Total yearly investment value not only broke last year's record but also surpassed the billion mark, as $1.2 billion was invested into the drone industry in 2019. VC investments once again made up a large portion of this sum, and broke the record in 2019, with $830 million invested, up from $679 million in 2018. Eleven years since the first recorded drone industry investment - $4.443 billion has been invested into the drone market.

Source: www.DRONEII.com

Drone Industry Highlights

1. FORBES: Businesses Investing In Drones Could Be Key To $1 Trillion Infrastructure Fix In The US

a. As the US is set to spend about $1 trillion rebuilding critical infrastructure, drones may prove instrumental in the process

Source: https://apple.news/A1V3XE0KUQ9CKi4XkNGqYRg

2. Worldwide Drone Delivery Industry to 2030 - Increasing Need

a. The global drone delivery market is expected to witness substantial growth over the forecast period 2023-2030. Companies have been testing drone delivery services since 2005, and are expected to launch their services by 2023.

Source: https://www.globenewswire.com/en/news-release/2021/04/06/2204790/28124/en/Worldwide-Drone-Delivery-Industry-to-2030-Increasing-Need-for-Contactless-Deliveries-for-Safety-Purposes-is-Driving-Growth.html

Competitive Analysis

Drone Delivery: Eco-Human Friendly

1. An Australian study showed increased drone delivery could reduce carbon dioxide emissions by 8,000 tons. and 35 million vehicle kilometers could be saved each year. Drone delivery to a smart mailbox saves time, money, and physical exertion by:

2. Reducing expense – the average cost of last-mile drone delivery is $1 compared to $2 by truck.

3. Increasing efficiency – drone delivery eliminates the need for trucks to drive repeatedly through neighborhoods.

4. Saving physical exertion on the delivery person(s), and health care costs.

5. Providing package security – packages are locked in the mailbox and opened only via app.

Sources:

- https://www.infrastructure.gov.au/sites/default/files/migrated/aviation/technology/files/submission-25-3-files_1811_alphabeta-report_drones-in-the-act.pdf

- https://www.jdsupra.com/legalnews/dangers-delivery-drivers-face-2697544/

- Market demand for drone logistics is increasing owing to growing usage in various sector at remote places and other commercial uses | AJOT.COM

- https://dronelife.com/2021/12/20/drone-delivery-mailbox

Current Stage and Roadmap

USOG has multiple drone agnostic payload systems in development from concept through limited production. Our concepts evolve in response to monitoring industry trends, predicting future customer payload needs, and specific customer requirements for purpose-built payloads. Pre-production systems are used and tested by USOG and select users in rigorous real-world scenarios with feedback reviews incorporated into the design and patent updates as appropriate.

For all developments, USOG follows development phases for hardware and Agile framework for software from customer requirements gathering and baselining through design, prototyping, integration, and test, and pre-production field demonstration and use. Design reviews are conducted throughout the development to assure schedule, cost, and requirements tracking and compliance. In addition, Size, Weight, Power, and Cost (SWaP-C) reviews are performed to ensure the best product design efficiency and cost.

Production-ready systems are reviewed for best electrical, mechanical, and software compliance for safety, U.S. Government regulation compliance, and incorporation of best industry practices.

o USOG has multiple products that are completing final qualification testing prior to start of production and market release. Prototypes of some of these products have been released to selected potential customers with appropriate agreements in place for performance evaluation and customer feedback.

o R&D within USOG is developing forward looking products and product add-ons that build on USOG standardized core systems. This will result in USOG being able to quickly respond to and deliver systems that meet a customer's unique needs and offer add-on upgrades to previously purchased systems.

The Team

Officers and Directors

Name: Pharns Genece

Pharns Genece's current primary role is with USOG. Pharns Genece currently services 40+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: July 21, 2019 - Present
  Responsibilities: Make major corporate decisions, manage the overall operations and resources of the company, acting as the main point of communication between the board of directors and corporate operations. 2022 compensation is expected to be $47,500 per year.

- **Position:** President
  Dates of Service: July 21, 2019 - Present
  Responsibilities: Establish and carry out organizational or departmental procedures, goals and policies. Direct and oversee budgetary, financial activities, and general activities associated with making products and providing services. Consult with other board members, executives, and staff about general operations. Negotiate and approve agreements and contracts, appoint managers and department heads. Analyze performance indicators, financial statements, and sales reports while improving programs, performance, and policies

- **Position:** Founder
  Dates of Service: July 21, 2019 - Present
  Responsibilities: Manage the board of Directors Create the Company Vision Recruit and retain the best Talent Build & lead the Executive team Ensure that the Product roadmap is in alignment with the company vision Create & monitor key performance indicators (KPI) Pilot the Fund-raising Develop & maintain the Business plan

Other business experience in the past three years:

- **Employer:** The Walt Disney Company
  Title: Audio Engineer, Stage Tech, Walt Disney Company
  Dates of Service: July 10, 2015 - October 27, 2019
  Responsibilities: - Audio crew lead, technical operations, rig and strike equipment, live performance mixing - Digital routing, patching, signal flow and equipment operations - Maintain orderly and safe stage environment during all stages of production - Large and small scale audio system installation and repairs - Integration and automation of lighting, stage and audio systems

Name: Jeff Simons

Jeff Simons's current primary role is with Simons Consulting LLC. Jeff Simons currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Strategy Officer
  Dates of Service: July 20, 2019 - Present
  Responsibilities: Strategic planning, investor relations, and oversight of marketing operations. 2022 compensation is expected to be $32,700 per year.

- **Position:** Secretary
  Dates of Service: July 20, 2019 - Present
  Responsibilities: Documentation of Strategic Plans

Other business experience in the past three years:

- **Employer:** Support The Enlisted Project (STEP)
  Title: Advisory Council
  Dates of Service: June 01, 2018 - Present
  Responsibilities: Advice on organizational management, organization, business, and fund raising.

Other business experience in the past three years:

- **Employer:** Mira Costa Community College
  Title: Adjunct Educator
  Dates of Service: August 01, 2018 - August 27, 2021
  Responsibilities: Unmanned systems curriculum development and educator.

Other business experience in the past three years:

- **Employer:** Simons Consulting LLC
  Title: President
  Dates of Service: June 01, 2015 - Present
  Responsibilities: Senior Management Consultant

Name: Mark Kosko

Mark Kosko's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer & Director
  Dates of Service: November 01, 2018 - Present
  Responsibilities: R&D, product development and testing, patents. 2022 compensation is budgeted to be $45,250 per year.

Other business experience in the past three years:

- **Employer:** Unmanned Systems Operations Group
  Title: Chief Technology Officer
  Dates of Service: November 01, 2018 - Present
  Responsibilities: Advanced technology development

Other business experience in the past three years:

- **Employer:** M Kosko, Inc.
  Title: President
  Dates of Service: August 15, 2016 - Present
  Responsibilities: Defense and commercial technical and business development consultant for unmanned systems

Other business experience in the past three years:

- **Employer:** MiraCosta College
  Title: Educator - Unmanned Systems
  Dates of Service: September 12, 2018 - Present
  Responsibilities: Sea floor to space instructor for unmanned systems

Name: Jeff Cummings

Jeff Cummings's current primary role is with SDX Advisors. Jeff Cummings currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer & Director
  Dates of Service: November 01, 2021 - Present
  Responsibilities: Financial planning and reporting, tracking cash flow, taxation issues, risk mitigation, expense management. 2022 salary is expected to be $60,000 per year, with an

incentive stock option of 100,000 common shares vesting over 4 years, beginning 11/1/2021.

Other business experience in the past three years:

- **Employer:** SDX Advisors
  Title: CEO
  Dates of Service: February 15, 2017 - Present
  Responsibilities: Service Delivery, Business Development and Strategy

Other business experience in the past three years:

- **Employer:** Hardshell Labs, Inc
  Title: CFO/COO
  Dates of Service: February 26, 2020 - Present
  Responsibilities: Strategy, Financial Management, and Operations

Other business experience in the past three years:

- **Employer:** Signature Analytics
  Title: Consulting CFO
  Dates of Service: March 01, 2017 - March 13, 2020
  Responsibilities: CFO and business strategy consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and the Company can not guarantee an adequate return on your investment.

The transferability of the Securities you are buying is limited
Any Common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more

favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for Drone Delivery Services. Our revenues are therefore dependent upon the market for Drone Delivery Services.

We may never have an operational product or service
It is possible that there may never be an operational drone cargo system or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our drone cargo delivery systems. Delays or cost overruns in the development of our cargo systems and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and

therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Unmanned Systems Operations Group, Inc was formed on 19th of July 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Unmanned Systems Operations Group, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to provide an adequate return to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that drone delivery solutions is a good idea, that the team

will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns over twenty (20) trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract

qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time. The USDOT, FAA or FDA may change regulatory requirements or rules that could potentially harm or impact the drone industry. However, the current government mandate is to integrate drones into the US airspace.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), FCC (Federal Communications Commission), FAA (Federal Aviation Administration), DOT (Department of Transportation), NDAA (National Defense Authorization Act), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Unmanned Systems Operations Group, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Unmanned Systems Operations Group, Inc could harm our reputation and materially negatively impact our financial condition and business. The Company is currently uninsured for this risk and is assessing coverage post funding.

Regulatory Risks
The Company is subject to compliance and regulatory oversight, which may negatively impact future product launches and services delivery.

Product Risks
Product risks may be subject to demand, operational, pricing, compliance, regulatory, product liability, quality, inventory supply chain, and additional unforeseen risks that are not quantifiable at this time.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Pharns Genece	1,383,333	Common Stock	45.4%

The Company's Securities

The Company has authorized Common Stock, and Standard Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 356,664 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,046,097 outstanding.

Voting Rights

1 vote per 1 share. Please see voting rights of securities sold in this offering below.

Material Rights

The amount of Common Stock outstanding includes 75,000 shares of unvested options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Standard Promissory Note

The security will convert into Non-voting shares and the terms of the Standard Promissory Note are outlined below:

Amount outstanding: $50,000.00
Maturity Date: December 19, 2022
Interest Rate: 6.75%
Discount Rate: %
Valuation Cap: None

Conversion Trigger: Event of Default of the company

Material Rights

USOG (the "Borrower") agrees to provide non-voting shares of Unmanned Systems Operations Group, Inc. at market value as of the last funding round at time of default less three percent (3%) equivalent to $55,000.00, referred to as the "Security", which shall transfer to the possession and ownership of the Lender IMMEDIATELY if this Note should be in default. The Security may not be sold or transferred without the Lender's consent during the course of this Note. If the Borrower breaches this provision, Lender may declare all sums due under this Note immediately due and payable, unless prohibited by applicable law. If the Borrower defaults under this Note the Lender shall have the right to obtain ownership and possession of the Security. The Lender shall have the sole option to accept it as full payment for the Borrowed Money without further liabilities or obligations. If the market value of the Security does not exceed the Borrowed Money, the Borrower shall remain liable for the balance due while accruing interest at the maximum rate allowed by law.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 38,462
  Use of proceeds: Bridge funding
  Date: March 28, 2022
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $697,057.58
  Number of Securities Sold: 697,058
  Use of proceeds: R&D, marketing, product development, salaries.
  Date: February 16, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,500.00
  Number of Securities Sold: 2,499,999
  Use of proceeds: Company founding.
  Date: July 21, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Management Discussion and Analysis of the October 2021 Year End Financial Results

As of October 31, 2021, Unmanned Systems Operations Group ("USOG") had $38.4k in cash on hand. As a start-up, the Company is currently not generating positive cash flows, and in FY 2021 had burned between ~$30k and ~$70k in cash per month. The Company has not found the need to heavily invest in capital equipment, and therefore the total assets of the Company primarily are the Cash on-hand, the value in its Intellectual Property (I/P) portfolio and a Deferred Tax Benefit.

The Company currently has minimal payables and credit card debt. The Company has a compensation liability to the founders of $204k, with repayment targeted for post Series A funding (estimate 2023-2024). The Company's debt consists of loans from private parties, with a portion of these being recent bridge financing which are due and payable upon the next round of funding. The Company's Equity consists of Common Stock, as no Preferred Stock or Warrants currently exist. Subsequent to year end, the Company entered into an Incentive Stock Option (ISO) agreement with a key stakeholder.

USOG had $11.5k in revenue in the last fiscal year. As these sales represent R&D prototypes, there are no associated cost of sales. Expenses for the past fiscal year are usual for a well-managed technology and robotic start-up company with salaries and contractors representing ~58% of the Companies expenses, and non-salary Research & Development and Technology costs represent another ~13% of expenses. The remaining ~29% of the Company's expenses are from Sales and Business Development, and other General and Administrate expenses.

The Company is currently generating a tax Net Operating Loss (NOL) carry-forward. This NOL could shelter future tax liabilities up to the limit allowed by taxing authorities.

Management Discussion and Analysis of the October 2020 Year End Financial Results

As of October 31, 2020, Unmanned Systems Operations Group ("USOG") had $75.2k in cash on hand. As a start-up, the Company was not generating positive cash flows, and in fiscal year 2020 had burned between ~$23k and ~$65k in cash per month. Along with cash on hand, the Company's total assets consisted of a delivery vehicle, a related-party loan receivable, and a Deferred Tax Benefit.

The Company had minimal payables and credit card debt at fiscal year end 2020. The Company had a loan payable to the founders of $81.4k, with repayment targeted for post Series A funding (estimate 2023-2024). The Company's was partially through its seed round of funding at fiscal year end, and its equity consisted of Common Stock, as no Preferred Stock or Warrants existed at fiscal year end 2020.

USOG had $5.3k in revenue for Fiscal Year 2020. As these sales primarily represent R&D prototypes, there are no associated cost of sales. Expenses for the fiscal year were usual for a well-managed technology and robotic start-up company with salaries and contractors representing ~51% of the Companies expenses, and non-salary Research & Development and Technology costs represent another ~16% of expenses. The remaining ~33% of the Company's expenses are from Sales and Business Development, and other General and Administrate expenses. The Company generated a tax Net Operating Loss (NOL) carry-forward. This NOL could shelter future tax liabilities up to the limit allowed by taxing authorities.

The results for fiscal year end 2020 were prepared internally and were not reviewed or audited by an external CPA.

Historical results and cash flows:

Historical results and historical cash flows are typical for a technology-focused start-up. The Company expects another year of R&D spending as it brings its products to market. The Company's existing and future partnerships being developed are forecasted to bring revenues in the current fiscal year, although the company does not expect to achieve positive cash flow within the next twelve months. Therefore Company expects that it will need another round of funding in the next 12-months.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently the Company has received bridge loans from shareholders and outside parties. Capital resources are limited, which has resulted in the need to raise funds from outside investors. As of April 1, 2022 cash on hand: $52,750.00. If USOG is unable to raise minimum captial goals, we would reduce business expenses and seek to raise captial by alternate means.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from the current fundraising efforts are critical to the continuation of the Company's operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from the current round of fundraising are critical to the Company's continuation. The current round of fundraising are expected to fully fund the Company for the next 12 months.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company only raises the minimum investment, Management will aggressively cut spend and pursue alternative sources of capital.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company expects that it can continue operations for twelve months with the maximum fundraising goal, provided that no significant negative budgetary events occur.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company anticipates a larger fundraising round approximately one year after the current fundraising round. The Company currently does not have sources of capital available outside of its current and future fundraising efforts.

Indebtedness

- **Creditor:** Jeffrey Simons
  Amount Owed: $44,370.00

Interest Rate: 2.5%
Upon Sale of the Company, debt holder will receive a 1.5% equity bonus from founder, Pharns Genece's shares upon the Sale of the Company.

- **Creditor:** Mark Kosko
Amount Owed: $39,114.00
Interest Rate: 2.5%
Upon Sale of the Company, debt holder will receive a 1.5% equity bonus from founder, Pharns Genece's shares upon the Sale of the Company.

- **Creditor:** Jeffrey Simons
Amount Owed: $50,000.00
Interest Rate: 6.75%
Maturity Date: December 19, 2022

Related Party Transactions

- **Name of Entity:** BBI Career Coaching
Names of 20% owners: Pharns Genace
Relationship to Company: Family member
Nature / amount of interest in the transaction: Outsourced Human Resources consulting services provided to the Company, totaling $3,800.00.
Material Terms: Consulting services paid upon invoice from BBI Career Coaching.

- **Name of Entity:** Jeffrey Simons
Relationship to Company: Director
Nature / amount of interest in the transaction: Mr. Simons loaned $44.4k to USOG to help start the Company. Additionally, Mr. Simons provided a bridge loan to the Company for $50.0k in December 2021.
Material Terms: For the $44.4k start-up loan, upon Sale of the Company, debt holder will receive a 1.5% equity bonus from founder, Pharns Genece's shares upon the Sale of the Company. For the $50.0k bridge loan, there are no material terms for this transaction, other than standard loan terms and conditions.

- **Name of Entity:** Mark Kosko
Relationship to Company: Director
Nature / amount of interest in the transaction: Mr. Kosko loaned $39.1k to USOG to help start the Company.
Material Terms: Upon Sale of the Company, debt holder will receive a 1.5% equity bonus from founder, Pharns Genece's shares upon the Sale of the Company.

Valuation

Pre-Money Valuation: $8,913,291.00

Valuation Details:

1. The valuation of the Company's previous securities:

a) Unmanned Systems Operations Group (USOG) had its seed round of financing close in January 2021. This round of financing was provided by independent investors and gave a post-money valuation to USOG of $5.0M. In March of 2022, as part of a bridge round of financing, the Company sold shares to a new, third-party investor, which placed a post-money valuation on USOG at $7.7M.

2. The value of the Company's current assets:

a) After the close of the prior round, the Company obtained a patent pending and provisional patents on its Smart Tether technology. The Company's conservative internal estimate of the value of this patent is above $11M, which is considered additive to the valuation of USOG.

b) Since the last round closed, USOG has filed additional patents to include:

☒ Universal Pallet Adaptor - carries food, pizzas, or beverages.

☒ Red Cross Pallet Adaptor – specifically designed and patented to transport Red Cross biomedical boxes (FDA approved box).

☒ USOG Launch and Landing Platform – portable platform that enables the safe launch/landing of UAVs, supports manual or autonomous loading/unloading of cargo, implements and incorporate multiple safety features.

☒ USOG has not yet set a value on these additional technologies, but expect them to be additive to the valuation of the Company.

3. Management and previous start-up success:

a) Jeff Simons, USOG Director Strategy and Marketing: As a Fortune 500 Executive, Mr. Simons has had a front row seat of transforming a SDVOSB business to a highly successful large business. As Chief Operating Officer for A-T Solutions, Inc, Mr. Simons' business leadership experience built, lead and motivated a high performing cross-functional team. He was responsible for the successful change management from a small business to an industry leading large business of over 800 employees, spanning eleven geographically dispersed offices, delivering services and products of $210MM in revenue spanning 65 countries. Mr. Simons participated in management presentations during sale process, resulting in successful sale of A-T Solutions to PAE, Inc in June 2015 (https://washingtontechnology.com/2015/06/pae-closes-a-t-solutions-acquisition/338906/).

4. Business partnerships:

a) USOG and Valqari are in highly complementary segments of the same Autonomous Package Delivery and Unmanned Aerial Vehicle (UAV)/drone industries. USOG integrates the Uncrewed Aerial Vehicle (UAV), cargo system, and software/hardware components (e.g. precision navigation, autonomous flight software, communications), that transports packages to the Valqari drone kiosk. This strategic partnership is unique in such that the two entities together provide a complete end-to-end autonomous delivery solution unseen in the drone and logistics industry. This is akin to a fully autonomous delivery solution to an Amazon drobox location. Both entities have been approached by Tier 1 entities for their combined solution and are currently demonstrating their abilities and refining them to specific client solutions.

☒ Business opportunities:

• Purdue University: USOG is in talks with the athletics department to drop a 'game ball' at the start of a Purdue game. USOG/Valqari also expects to demonstrate food delivery at these events.

b) USOG and its partner Hevendrones are both in highly complementary segments of the same Autonomous Package Delivery and Unmanned Aerial Vehicle (UAV)/drone industries. Hevendrone manufactures multi-purpose drones that can lift between 20lbs-80lbs of cargo. Hevendrone currently employs USOG's Multi Package Delivery System to transport biomedical cargo in Israel, and for the Defense force.

☒ Business opportunities:

• American Red Cross (ARC): USOG will utilize Hevendrone's Urban drone to assist ARC in informing their strategy in the use of drones within their infrastructure, to include the use of UAVs for disaster relief efforts and transporting ARC blood/plasma and blood byproducts to/from Red Cross distribution center(s) and Hospitals. ARC Project start in February, 2022.

• ANTX Coastal Trident 2022: ANTX Coastal Trident is an advance technical demonstration for the U.S. Navy sponsored by Naval research and Development Establishment. USOG proposal (submitted on Jan, 11 2022) is to the capabilities of a portable Uncrewed Aerial System (Urban Drone) that integrates a radiation sensor payload to detect, store, and transmit radiological data (gamma and neutron) in real-time to a monitoring operator.

c) USOG also has key partnerships with ModelAI (Qualcomm Snapdragon FC / VOXL technology), FlightOps (autonomous UAV flight management software), Fox Fury (LED lighting solutions for UAV operations and SAR-Search and Rescue). These technologies are integrated by USOG to achieve industry leading drone delivery systems.

d) The Company has not set a value to these business partnerships and opportunities, but expect them to be additive to the valuation of the Company.

5. Summary:

a) The Company is pursuing a post-money valuation for its current round of financing of $10.0M. Based on the prior round's valuation and the expected valuation from milestones achieved since the last round, the Company feels this valuation is conservative and is at the lower end of what is obtainable at this time in the Company's life.

The pre-money valuation has not been calculated on a fully diluted basis; only the shares vested at the time of the offering.

In making this calculation we have not assumed that any options are exercised.

The company has no warrants or shares reserved for issuance under an equity incentive plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has certain notes outstanding that have the potential to convert into equity. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Start Engine Service Fees*
  96.5%

96.5% of a minimum raise would be used to satisfy Start Engine service fees, which represent a contractual commitment to the Company.

If we raise the over allotment amount of $1,069,992.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  40.0%
  Further technology design improvements and next generation platform needs. Provisional patent to full patent status submissions, and Project Orion.

- *Operations*
  20.0%
  Project American Red Cross, Project Papa John's, Project Purdue University, Project DDS.

- *Working Capital*
  15.0%
  Cash for receivables and payables timing difference.

- *Marketing*
  21.5%
  Develop target-specific videos. CES & CUAV expo. Industry news cycle. Market the company's regulation crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than February 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://usog.us/ (www.usog.us/tbd).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/usog

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Unmanned Systems Operations Group, Inc.

[See attached]

UNMANNED SYSTEMS OPERATIONS GROUP, INC.

FINANCIAL STATEMENTS
YEAR ENDED OCTOBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Unmanned Systems Operations Group, Inc.
Oceanside, California

We have reviewed the accompanying financial statements of Unmanned Systems Operations Group, Inc. (the "Company,"), which comprise the balance sheet as of October 31, 2021 and October 31, 2020 and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending October 31, 2021 and October 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 10, 2021
Los Angeles, California

UNMANNED SYSTEMS OPERATIONS GROUP, INC.
BALANCE SHEET
(UNAUDITED)

As of October 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	38,358	$	75,551
Amount due from a related party		26,858		25,683
Deferred Tax benefits		288,472		135,394
Total current assets		**353,689**		**236,627**
Property and equipment, net		13,695		15,360
Intangible assets		38,849		-
Total assets	**$**	**406,232**	**$**	**251,987**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	12,081	$	-
Credit Card		2,422		321
Note Payable		50,520		-
Other current liabilities		204,918		-
Total current liabilities		**269,941**		**321**
Shareholder loan		83,483		81,414
Total liabilities		**353,424**		**81,734**
STOCKHOLDERS EQUITY				
Common Stock		2,908		2,703
Additional Paid In Capital		700,904		351,109
Retained earnings/(Accumulated Deficit)		(651,004)		(183,559)
Total stockholders' equity		**52,808**		**170,253**
Total liabilities and stockholders' equity	**$**	**406,232**	**$**	**251,987**

See accompanying notes to financial statements.

UNMANNED SYSTEMS OPERATIONS GROUP, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended October 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 11,468	$ 5,291
Cost of goods sold	-	-
Gross profit	11,468	5,291
Operating expenses		
General and administrative	530,947	274,440
Sales and marketing	16,888	4,465
Research and development	81,588	45,477
Total operating expenses	629,422	324,381
Operating income/(loss)	(617,954)	(319,090)
Interest expense	3,336	1,197
Other Loss/(Income)	(2,246)	(1,335)
Income/(Loss) before provision for income taxes	(619,044)	(318,953)
Provision/(Benefit) for income taxes	(151,599)	(135,394)
Net income/(Net Loss)	**$ (467,445)**	**$ (183,559)**

See accompanying notes to financial statements.

UNMANNED SYSTEMS OPERATIONS GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks Shares	Common Stocks Amount	Additional Paid In Capital	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—July 19, 2019					
Issuance of common stocks	2,702,957	2,703	351,109		353,812
Net income/(loss)				(183,559)	(183,559)
Balance—October 31, 2020	2,702,957	2,703	351,109	$ (183,559)	**$ 170,253**
Issuance of common stocks	**204,678**	**205**	349,795		350,000
Net income/(loss)				(467,445)	(467,445)
Balance—October 31, 2021	**2,907,635**	**$ 2,908**	**$ 700,904**	**$ (651,004)**	**$ 52,808**

See accompanying notes to financial statements.

UNMANNED SYSTEMS OPERATIONS GROUP, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended October 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (467,445)	$ (183,559)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	2,239	3,840
Amortization of intangibles	1,222	-
Changes in operating assets and liabilities:		
Amount due from related party	(1,176)	(25,683)
Deferrex tax assets	(153,078)	(135,394)
Account payables	12,081	-
Credit Cards	2,101	321
Accured interest on shareholder loan	2,070	3,914
Other current liabilities	204,918	-
Net cash provided/(used) by operating activities	**(397,067)**	**(336,561)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(15,934)	(19,200)
Release of property and equipment	15,360	
Purchases of intangible assets	(40,071)	-
Net cash provided/(used) in investing activities	**(40,645)**	**(19,200)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital contribution	350,000	353,812
Note Payable	50,520	-
Shareholder loan	-	77,500
Net cash provided/(used) by financing activities	**400,520**	**431,312**
Change in cash	(37,192)	75,551
Cash—beginning of year	75,551	-
Cash—end of year	**$ 38,358**	**$ 75,551**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 3,336	$ 1,197
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Unmanned Systems Operations Group, Inc. was incorporated on July 19, 2019 in the state of Delaware. The financial statements of Unmanned Systems Operations Group, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oceanside, California.

Unmanned Systems Operations Group (USOG) is a pioneering logistics solutions company specializing in unmanned systems and secure transportation and delivery of drone flight missions by land, air or sea.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the October 31 as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of October 31, 2021 and October 31, 2020, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Vehicles	5-7 years
Flight equipment	5-7 years
Computer software	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

Unmanned Systems Operations Group, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its drone delivery services.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended October 31, 2021 and October 31, 200 amounted to $16,888 and $4,465, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 10, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables Other current liabilities consist of the following items:

As of Year Ended October 31,	2021	2020
Accrued Expenses	204,118	-
State Income Tax Payable	800	
Total Other Current Liabilities	**$ 204,918**	**$ -**

4. PROPERTY AND EQUIPMENT

As of October 31, 2021 and October 31, 2020, property and equipment consists of:

As of Year Ended October 31,		2021		2020
Flight equipment	$	14,929	$	-
Computer software		1,005		
Vehicles			$	19,200
Property and Equipment, at Cost		**15,934**		**19,200**
Accumulated depreciation		(2,239)		(3,840)
Property and Equipment, Net	**$**	**13,695**	**$**	**15,360**

Depreciation expense for property and equipment for the fiscal year ended October 31, 2021 and 2020 was in the amount of $2,239 and $3,840 respectively.

5. INTANGIBLE ASSETS

As of October 31, 2021 and October 31, 2020, intangible asset consist of:

As of Year Ended October 31,		2021		2020
Patents & Licenses	$	40,071	$	-
Intangible assets, at cost		**40,071**		**-**
Accumulated amortization		(1,222)		-
Intangible assets, Net	**$**	**38,849**	**$**	**-**

Amortization expense for patents and license for the fiscal year ended October 31, 2021 and 2020 was in the amount of $1,222 and $0 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of October 31, 2021:

Period		Amortization Expense
2021	$	(4,007)
2022		(4,007)
2023		(4,007)
2024		(4,007)
Thereafter		(22,820)
Total	**$**	**(38,849)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares class with par value of $0.001. As of October 31, 2021, and October 31, 2020, 2,907,635 and 2,702,957, have been issued and are outstanding, respectively.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended October 31, 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note with Susan K. Langley	$ 50,000	10.00%	9/23/2021	9/23/2022	$ 520	$ 520	$ 50,520	$ -	$ 50,520
Total					**$ 520**	**$ 520**	**$ 50,520**	**$ -**	**$ 50,520**

The summary of the future maturities is as follows:

As of Year Ended October 31, 2021	
2021	$ 50,520
2022	-
2023	-
Thereafter	-
Total	**$ 50,520**

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended October 31, 2021				For the Year Ended October 31, 2020			
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Non-Current Portion	Total Indebtedness	Interest	Accrued Interest	Non-Current Portion	Total Indebtedness
Jeff Simons-Equity Share Note Agreement	$ 40,000	2.50%	17/19/2019	On liquidity event, or upon VC funding	$ 1,100	$ 4,370	$ 44,370	$ 44,370	$ 3,269	$ 3,269	$ 43,269	$ 43,269
Mark Kosko-Equity Share Note Agreement	$ 37,500	2.50%	17/19/2019	On liquidity event, or upon VC funding	969	1,614	39,114	39,114	644	644	$ 38,144	38,144
Total	$ 77,500				$ 2,070	$ 5,983	$ 83,483	$ 83,483	$ 3,914	$ 3,914	$ 81,414	$ 81,414

For value received Unmanned Systems Operations Group, Inc. will issue Founders Equity Shares (22.5% each) to Jeff Simons and Mark Kosko. The company promises to pay to holders the principal sum due and payable on a Sale of the Company, or upon VC funding (Round A).

8. INCOME TAXES

The provision for income taxes for the year ended October 31, 2021 and October 31, 2020 consists of the following:

As of Year Ended October 31,	2021	2020
Net Operating Loss	$ (139,486)	$ (86,314)
Valuation Allowance	139,486	86,314
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at D As of October 31, 2021, and October 31, 2020 are as follows:

As of Year Ended October 31,	2021	2020
Net Operating Loss	$ (225,800)	$ (86,314)
Valuation Allowance	225,800	86,314
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of October 31, 2021 and October 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending October 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $756,701, and the Company had state net operating loss ("NOL") carryforwards of approximately $756,701. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of October 31, 2021, and October 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of October 31, 2021, and October 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

On July 19, 2019, the company entered into Equity Shares Notes agreements with Mark Kosko in the amount of $40,000 and Jeff Simons in the amount of $40,000. The Notes bear an interest of 2.5% per annum. For value received Unmanned Systems Operations Group, Inc. will issue Founders Equity Shares (22.5% each) to Jeff Simons and Mark Kosko. The company promises to pay to holders the principal sum due and payable on a Sale of the Company, or upon VC funding (Round A). As of October 31, 2021 and October 31, 2020, outstanding balance of the Notes was in the amount of $83,483 and $81,414, respectively.

During the past period, other receivables from one of the owners, Pharns Genece, incurred in the amount of $26,858. There is no contract put in place and the company is accruing minimum interest on this. As of October 31, 2021 and October 31, 2020, outstanding balance of the receivables was in the amount of $26,858 and $25,683.

During the past period, the consulting services was provided by the following related parties: BBI Consulting (owned by Eartha Palencsar, sister of the company's shareholder Pharns Genece), Mkosko Inc. (owned by the company's shareholder, Mark Kosko) , Simons Family Orchard (owned by company's shareholder Jeff Simons) and SDX Advisors (owned by the company's shareholder Jeff Cummings). Total amount of consulting services paid by Unmanned System Operations Group, Inc. for the fiscal year ended October 31, 2021, and 2020 was in the amount of $75,500 and $34,233 in total, respectively.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of October 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from October 31, 2021, through December 10, 2021 the date the financial statements were available to be issued.

The Company is in the process of adopting a Stock Option plan for employees, non-employees directors and non-employees consultants. There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $617,954, an operating cash flow loss of $397,067 and liquid assets in cash of $38,358, which less than a year worth of cash reserves as of October 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Unmanned Systems Operations Group

Safe, secure and cost-effective delivery by drone


Multi-Package Drone Delivery System

Website | San Diego, CA | TECHNOLOGY

$0.00 raised

0 Investors	**$8.91M** Valuation
$3.00 Price per Share	**$249.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

USOG, Inc is a minority-owned Service Disabled Veteran Owned Small Business (SDVOSB) developing disruptive technologies revolutionizing the drone delivery industry. The patent-pending 10K Cargo Delivery System™(CDS), 10K Smart Tether System™ (STS), Biomed Cargo System™(BCS), and portable launch/landing station enables customers and partners to deliver multiple packages to more than one location in a single flight. In addition, the 10K CDS, STS, and BCS are proprietary hardware systems that are heavy-lift capable and drone platform agnostic that significantly reduce costs per delivery, resulting in clean, sustainable energy solutions. USOG empowers the end-user to choose the most cost-effective drone option for their needs resulting in lower costs and maximum ROI.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Disrupt the market: The global drone delivery market was worth $2B in 2020, and expected to hit $5B+ by 2026.*
- Support innovation: Adaptive patented technology that is drone agnostic – 'bolts onto' drone platforms, regardless of make or model.
- Big name partnerships: USOG is working with the American Red Cross.

*Information provided by the Mordor Intelligence (source)

OVERVIEW

By Drone, We Deliver

Unmanned Systems Operations Group, Inc (USOG) is developing disruptive technology that revolutionizes the drone delivery industry. A minority-owned Service Disabled Veteran Owned Small Business (SDVOSB) start-up, the company is on a mission to solve real-world problems and save lives with autonomous technology. USOG is developing drone platforms that are heavy-lift capable and drone agnostic. The patent-pending technology, the 10K Cargo Delivery System (CDS) and the 10K Smart Tether System (STS), can deliver multiple packages to multiple locations in a single flight. This results in lower break-even costs and maximum ROI for users. Strong market demand for our hardware/software technologies and systems engineering. USOG is pre-revenue and currently in sales negotiations with multiple clients. USOG plans on entering into production in conjunction with finalization of sales and capital procurement.


02:15

Pharns Genece, Founder/CEO, is a veteran of the United States Air Force, serving in the Medical Corps. Genece's interest in Uncrewed Aerial Vehicles (UAVs) has spanned many years. Genece is an FAA Part 107 Remote Pilot, S.T.E.M educator, DronePro, T.O.P Certified Pilot, a member of Women And Drones, sits on the CompTia Drone Advisory Board, and a member of the FAA Safety Team (FAAST). In addition, the Honoree of the Women & Drones Spotlight Award recognized at CES 2022.

THE PROBLEM

The 'One Package' Limitation of Drone Delivery

There is a growing demand for payload or cargo transport by unmanned vehicles due to safety, cost, and time concerns. The majority of drone logistic platforms can only carry one payload at a time, which limits scale and delivery options. Integrating heavy payloads greater than 2kg onto drone logistic platforms is not currently cost-effective. As a result, drone manufacturers may integrate payload compartments into their platforms, which can limit payload weight capacity at high costs.


Drones carry one payload at a time — *limiting scale, delivery options, and adaptability* to emerging business models

THE SOLUTION

Drone Agnostic Technology That Puts Choice Back in The Hands of The User

We have designed the 10K Cargo Delivery System™ (CDS) and the 10K Smart Tether System™ (STS) to be drone agnostic - capable of operating from any platform. USOG's unique 'click and go' technology enables users to easily switch from a single package to multi-package capability. The delivery system attaches cargo of varying size, weight , and shapes to an uncrewed vehicle, and mechanically and electrically interfaces with the uncrewed vehicle's computer, power, and accompanying systems. This system can rapidly transport payloads of various sizes and needs (temperature controlled/monitored payload) in complex environments (urban, rural, maritime).





10K CARGO DELIVERY SYSTEM

A modular unit that carries multiple payloads/cargo to multiple locations during the same sortie, mission - *increasing the efficiency and effectiveness of UAV's*



10K SMART TETHER SYSTEM (STS)

USOG's unique 'click and go' technology enables users to easily switch from a single package to multi-package capability. The delivery system attaches cargo of varying size, weight , and shapes to an uncrewed vehicle, and mechanically and electrically interfaces with the UAV's computer, power, and accompanying systems. This system can rapidly transport payloads of various sizes and needs (temperature controlled/monitored payload) in complex environments (urban, rural, maritime).



Organizations can select a drone based on payload and delivery requirements at a manageable investment. Once the end-user selects a drone and determines their payload requirements, the 10K CDS™ or STS™ seamlessly integrates to create the drone delivery system. As end user requirements change, USOG cargo systems can be refitted to new drone platforms or payload configurations.



CORE CAPABILITIES

- Systems Engineering
- Rapid Prototyping
- System Integration and Testing
- OEM & Tech Services
- UAV Operations

THE MARKET

1 Million Commercial Drones Projected to Be Sold Annually

The global drone delivery service market was valued at $520 million in 2019, and is forecasted to reach $9.51 billion by 2027 at a CAGR of 44.2%. In total, $4.443 billion has been invested into the drone market since the first recorded drone industry investment in 2010. We're unique because our technology converts a standard drone into a 'cargo carrier.' Our solution increases Uncrewed Aerial Systems (UAS) efficiency and effectiveness while significantly reducing time, costs, and carbon footprints contributing to the green economy.

By 2027, the commercial drone industry will be selling 1,000,000 drone units per year. With an assumed 10% of the drones used for commercial package delivery annually, we estimate 400,000 total drones will be in use by 2027. Our goal is to capture 30% of the Serviceable Addressable Market (SAM) of annual drone users who would employ the USOG 10K Cargo Delivery System™,with $1.8 billion in potential hardware sales.

DRONE DELIVERY CAN BE USED FOR:



Medical Aids Delivery



Postal Delivery



Food Delivery



Retail Goods Delivery

OUR TRACTION

Teaming Up With Commercial UAV Companies

USOG is working with commercial UAV companies globally. We have conducted commercial drone delivery service engagements, including live demos for DroneUp and Papa John's Pizza. Our continued engagement in biomedical, e-commerce and food industries have resulted in new patents, with revolutionary end-to-end drone logistics solutions. Commencing July 2022, we forecast engagements with multinational entities demonstrating USOG technologies and advising on their future UAV strategies on an enterprise-scale to include disaster relief and biomedical logistical solutions.




American
Red Cross





USOG has multiple drone agnostic payload systems in development from concept through pre-production. We follow all necessary development phases including field demonstrations, compliance design reviews, and Size, Weight, Power, and Cost (SWaP-C) reviews to ensure the best product design efficiency and cost. Production-ready systems are reviewed for U.S. Government regulation compliance.

WHY INVEST

Become Part of History, Leave a Legacy, and Support Next-Gen Technology

We are looking to scale our capabilities: **we believe** the gateway to drone usage for commercial purposes will increase by 2023 due to recent FAA regulatory changes, authorizing permitted drones to fly on a regulated basis.

The global drone delivery market is expected to witness substantial growth over the forecast period 2023-2030. Companies have been testing drone delivery services since 2005 and are expected to launch their services by 2023.

USOG is positioned to service these markets through proprietary hardware and software technology (source).

- Food Delivery (USOG Food Cargo System™)
- Retail Goods Delivery (USOG Universal Cargo System™)
- Postal Delivery (USOG Multi Package Delivery System ™)
- Medical Aids Delivery (USOG Biomedical Cargo System ™)

SOLUTION - USOG's proprietary patents positions our technology squarely in these sectors, and creates a high barrier of entry for competitors. USOG's ability to load and deliver multiple packages (autonomously or manually), deliver to separate locations, and safely land and drop cargo onto our Launch, Landing and Recovery System ™(LLRS), provides the industry with a 'turnkey' adaptable logistics solution. Our Smart Tether System™ with the ability to winch up to 20lbs of cargo from a height of 300ft/90m AGL, has the unique capabilities of bidirectional communication along our winch line and the ability to lower/retrieve sensors into underwater environments. There are no known Smart Tether Systems™ in the market to date either through our research or advertised to the public (e.g. websites, industry media, trade conferences, etc.). Therefore, since USOG is first to market with our STS's capabilities, we by definition, have 'market leading technology that is revolutionizing the drone industry (source).

ADOPTION -

The COVID-19 Pandemic has had a positive effect on the Drone Industry. Commercial drones have already made gains during the pandemic – thanks to medical applications of commercial drones amongst many other automated solutions providing
(mapping, surveying, broadcasting etc.) drone companies the ability to deliver and scale their solutions quicker than previously expected. The demand to deliver goods faster has boosted the growth in demand for drone logistics. This has positively affected the market on a global scale. USOG's end-to-end drone delivery solution will have the capability to service numerous sectors of the drone delivery market (food, retail, postal, and medical).

The drone delivery business exploding is projected to continue growing in 2023 and beyond, and the company with a safe, secure, and cost-effective means to deliver packages will have a great opportunity to take advantage of this regulatory projected expansion. USOG is the company squarely positioned to participate in the projected growth of this emerging market and expanding business environment (source, source).



July 2019 — Our Company Launches!
USOG formalized as a Delaware C-Corp

Aug 2019 — Industry Analysis / R & D
Market analysis resulting in global drone delivery market needs and development of hardware and software solutions.

Sep 2019 — USOG Accepted to TMA BlueTech Incubator
USOG becomes a part of San Diego's BlueTech economy

Oct 2019 — Prototyping and Testing
Prototype, design, build and field testing. Further integration and design for spiral of development.

Jan 2021 — Full Utility Patent(s) Filed
A multi-cargo delivery system and method to attach cargo of varying size, shape, and weight to a UAV. Interfaced with the UAV computer, power, and multiple accompanying systems

April 2021 — Heavy Lift Package Tests
Successful day/night docking of heavy lift drone with 10K Cargo Delivery System™ atop Valqari™ mailbox systems at USOG Mojave test facility.

Sep 2021 — USOG invests in S.T.E.M students
USOG teaches STEM principles through drones and electronics to future UAV Pilots and Engineers. USOG partnered with the local Optimist Club for successful community outreach.

Jan 2022 — Women & Drones - Ones to Watch Honoree
Team award acknowledging organizations in pursuit of excellence, embracing diversity with a culture of inclusiveness where women are in key roles or in leadership positions of the organization.

Mar 2022 — American Red Cross Biomedical Delivery - Phase I
Advanced technical demonstration to transport up to 20 lbs of blood products in an FDA-approved container monitored for temp and vibrations.

Apr 2022 — Project Purdue
End-to-end repeatable drone delivery system solution at Purdue University

May 2022 — Launched on StartEngine
Now YOU can own a part of our company!

Aug 2022 — American Red Cross Biomedical Delivery - Phase II
KPIs, Route Planning,..etc

Sep 2022 — Commercial UAV Expo (CUAV)
Commercial UAV Live Demo and Expo

Sep 2022 — ANTX - CT22 (Coastal Trident)
DOD/DHS Technical Demonstration

Oct 2022 — American Red Cross Biomedical Delivery - Phase III
TBD

In the Press

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Meet Our Team



Pharns Genece

Chief Executive Officer, President and Founder

Future forward thinker, problem solver, and adaptable system integrator. A career Air Force Veteran in the medical field which has been infused with a passion for technology. Extensive background in complex electronic systems and multi-disciplined team management. Specializing in goal-oriented team building, plan implementation, and execution.



Mark Kosko

Chief Technology Officer & Director

Program manager skilled in technology development program execution and engineering team leadership for commercial and defense systems. Twenty 20 years as senior program manager at The Boeing Company responsible for complex unmanned autonomous system development. Adjunct instructor at MiraCosta College for seafloor to space unmanned systems technical training.



Jeff Simons

Chief Strategy Officer & Secretary

Fortune 500 executive leadership experience in corporate management, strategic planning and execution, international business and joint ventures, customer and investor relations, and service and product innovation. Extensive background in scaling corporate infrastructures (for profit, and non-profit), leading cross functional teams in the creation, implementation, and execution of complex projects. Jeff served as a Naval Special Operations Officer (26 years) in multiple operational and training units, staff commands, international Personal Exchange Program, with multiple combat tours



Jeff Cummings, MS, MBA

Chief Financial Officer & Director

Jeff is a finance and operations executive who routinely acts as an advisor to CEOs and Boards. Holding both MBA (cum laude) and MSF degrees, Jeff has particular strengths in corporate financial planning, driving accountability and results, cash and expense management, risk mitigation, strategic planning and deployment, driving operational efficiencies, and scaling companies. Jeff was a 2018 San Diego Business Journal "CFO of the Year" finalist.



Desi Eckstein

Flight Safety and Training

Known in the industry as Drone Diva Desi. Ms. Ekstein is an Adjunct Instructor of Unmanned Aerial Systems (UAS), at TCI MiraCosta College. With over six years of remote piloting experience, she is an FAA Certified Part 107 Pilot, Canadian Advance Remote Pilot and an AUVSI TOP III Remote Pilot and instructor. Additonally, she is a Lead Representative of the FAASTeam DronePro and a UAS Safety Advisor for Women and Drones. Desi has logged UAS commercial flight hours in a wide variety of industrial applications and provides educational instruction for the Remote Pilot Part 107 exam.



Jennifer Guinn

Biomedical Solutions

Strategically focused leader, extremely adaptable, and proactive with heavy emphasis on operational excellence and development. Highly accomplished medical professional with over 20 years of experience in the healthcare industry with a strong technology influence. Extensive experience in customer service, process improvement, quality assurance and new product development and implementation. Specializing in cross-team communications, team building, talent assessment and quality assurance/control.



Houston "The Jet" Lear

Flight Operations

Houston possesses the dynamic ability to help facilitate progress in a team. He is a Certificated 14 CFR Part 107 Pilot with over 15 years of experience as an automotive technician and A/V professional. Guided by the principles of safety and innovation, Houston has a keen eye for flight plan details that facilitate successful missions.



Eartha Palenscar

HR (TBD)

With over 18 years of experience in HR & Talent Acquisition, Eartha is on the pulse of today's job-seeker and is laser focused on sourcing talent to continue USOG's mission. Eartha's experience ranges from partnering with hiring managers from a fortune 100 Startups.

Offering Summary

Company	:	Unmanned Systems Operations Group, Inc.
Corporate Address	:	4655 Executive Dr Ste 700, San Diego, CA 92121
Offering Minimum	:	$9,999.00
Offering Maximum	:	$1,069,992.00
Minimum Investment Amount (per investor)	:	$249.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	3,333
Maximum Number of Shares Offered	:	356,664
Price per Share	:	$3.00
Pre-Money Valuation	:	$8,913,291.00

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hrs and receive 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive a 5% bonus shares.

Amount-Based:

25K+

● 5% Bonus Shares

● USOG's Guest at Commercial UAV Expo (CUAV) Live Demo

● Conference Exhibit Hall Ticket + USOG Team Meet & Greet

50K+

● 5% Bonus Shares

● USOG's Guest at Commercial UAV Expo (CUAV) Live Demo

● Conference Exhibit Hall Ticket + USOG Team Meet & Greet

● Invitation to live field demo with USOG Team. (may include early prototypes & emerging technologies sneak peek)

100K+

● 10% Bonus Shares

● Guest CUAV Live Demo +

● Conference Exhibit Hall Ticket

● Invitation to live field demo which may include early prototypes (emerging tech) ● Eligible for a position on USOG Board of Advisors (Board Approval Required subject to board seat availability - 7 seats available)

**All perks occur when the offering is completed.*

StartEngine OWNer's Bonus

The 10% StartEngine Owners' Bonus

USOG will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00/ share, you will receive and own 110 shares of Common Stock for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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Campaign Page (Embedded)

Introducing the Urban Heven multi-package delivery system from Heven Drones, and Unmanned Systems Operations Group.

Our integrated system provides unique stability that allows multi-packs delivery, large payload capacity and the adaptability of having three different payload systems work on one drone right out of the box. The perfect on-demand drone delivery solution

Heven Drones develops the hardware and software for the next evolution in the drone industry. The Unmanned Systems Operations Group cargo system enables the Urban drone to carry multiple packages and drop them at separate address, significantly enhancing e-commerce logistics. Unmanned Systems Operations Group’s technology employs autonomous flight control and the automated drop off of packages ranging from small to large parcels.

Unmanned systems operations group smart tether system can lower and retrieve packages up to 10 pounds with custom options available.

The active cable simultaneously enables video, data, and control.

The Unmanned Systems Operations Group systems are drone agnostic, safe, reliable and adaptable. The Urban Heven, multi package delivery system from Heven Drones, and Unmanned Systems Operations Group.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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